Issuer Free Writing Prospectus, dated December 2, 2010
Filed pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus dated December 2, 2010
Registration Statement No. 333-170456
COOPER US, INC.
2.375% Senior Notes due 2016
3.875% Senior Notes due 2020
guaranteed by
COOPER INDUSTRIES plc
(and specified subsidiaries)
Final Term Sheet
December 2, 2010

Issuer:	Cooper US, Inc.

Guarantors:	Cooper Industries plc, Cooper Industries, Ltd., Cooper B-Line, Inc., Cooper Bussmann, LLC, Cooper Crouse-Hinds, LLC, Cooper Lighting, LLC, Cooper Power Systems, LLC. and Cooper Wiring Devices, Inc.

Settlement Date:	December 7, 2010 (T+3)

Anticipated Ratings:	Moody’s: A3 (Stable) / S&P: A (Stable) / Fitch: A (Stable)

Format:	SEC Registered

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Deutsche Bank Securities Inc.

Co-Managers:	ANZ Securities, Inc.
BNY Mellon Capital Markets, LLC
HSBC Securities (USA) Inc.
PNC Capital Markets LLC
RBS Securities Inc.
The Williams Capital Group, L.P.
UBS Securities LLC
Wells Fargo Securities, LLC

	2016 Notes	2020 Notes

Size:	$250,000,000	$250,000,000

Maturity:	January 15, 2016	December 15, 2020

Coupon (Interest Rate):	2.375%	3.875%

Price to Public:	99.817%	99.523%

Yield to Maturity:	2.413%	3.933%

Spread to Benchmark Treasury:	+75 basis points	+95 basis points

Benchmark Treasury:	1.375% due November 30, 2015	2.625% due November 30, 2020

Benchmark Treasury Price and Yield:	98-20; 1.663%	96-30; 2.983%

Proceeds, before expenses, to	$248,042,500	$247,182,500
Cooper from the offering of
the notes contemplated by
this final term sheet:

Redemption Provisions:	Make Whole Call -UST +12.5	Make Whole Call -UST +15
	basis points	basis points

	Redemption for Changes in	Par Call -- At any time on or
	Withholding Taxes -Par	after September 15, 2020

Redemption for Changes in
Withholding Taxes -Par

Interest Payment Dates:	January 15 and July 15,	June 15 and December 15,
	commencing July 15, 2011	commencing June 15, 2011

CUSIP/ISIN:	216871 AF0/US216871AF01	216871 AE3/US216871AE36
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer and the guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (877) 858-5407, Goldman, Sachs & Co. at (866) 471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322.